

August 20, 2013

Via E-mail
Mr. Anthony Graham Sadler
Chief Financial Officer
BGC Partners, Inc.
499 Park Avenue
New York, NY 10022

> **Re:** **BGC Partners, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2012**
> **Filed March 12, 2013**
> **File No. 001-35591**

Dear Mr. Sadler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended June 30, 2013

Share Count Reduction and Modifications/Extensions of Employment Agreements, page 13

1.   Please provide us with a detailed analysis of the various transactions that led to your recognition of non-cash, non-dilutive compensation charges of $464.6 million related to the redemption/exchange of partnership units, issuance of restricted shares, and the reduction of compensation-related partnership loans, during the quarter ended June 30, 2013. In your response, please quantify the impact that each transaction had on your operations for the quarter ended June 30.

Anthony Graham Sadler
BGC Partners, Inc.
August 20, 2013
Page 2

Commitments, Contingencies and Guarantees, page 35

2.   In future filings, for any contingencies where there is at least a reasonable possibility that a loss or an additional loss may have been incurred, please provide an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

                                        Sincerely,

                                        /s/ Daniel L. Gordon

                                        Daniel L. Gordon
                                        Branch Chief